SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

Publicly traded Company with Authorized Capital
CNPJ 02.558.074/0001-73
NIRE 35300158792

MATERIAL FACT

In compliance with the provisions set forth in paragraph 4 of Article 157 of Law 6.404, of December 12, 1976 and with the provisions set forth in Rule 358, of January 3 rd , 2002 of the Brazilian Securities Commission ( Comissão de Valores Mobiliários - "CVM"), Telesp Celular Participações, a publicly traded company ( sociedade por ações ), with head-offices in the City of São Paulo, State of São Paulo, at Avenida Roque Petroni Jr., N. 1464, 6 th floor, part B, enrolled with the Corporate Taxpayers' Registry under Number 02.558.074/0001-73 ("Company"), hereby informs its shareholders and the public in general that the Board of Directors' Meeting held on April 25, 2005 resolved on the second issuance of debentures of the Company for public offering. The second issuance of debentures comprises 100.000 debentures, which shall be: (i) registered in the book entry form, (ii) non-convertible into shares of issuance of the Company, (iii) issued in two series, (iv) with no preference ( quirografária ), (v) with a guarantee ( fiança ) granted by Telesp Celular S.A., (vi) with par value of R$ 10.000,00 ("Debentures"), (vii) maturing in 10 years counted as from their issuance date, which is May 1 st , 2005 ("Issuance Date"), and (viii) in the total amount of R$ 1.000.000.000,00 ("Public Offer" or "Issuance"). The Public Offer will be effected within the First Shelf Registration of the Company ( Primeiro Programa de Distribuição de Valores Mobiliários ) filed before CVM pursuant to the provisions of CVM Rule N. 400, of December 29, 2003, under registration N. CVM/SRE/PRO/2004/002 , dated August 20, 2004 , with tenor of two years and in the amount of up to R$ 2.000.000.000,00.

The underwriters of the Public Offer will conduct a book building proceeding to verify, before the interested investors, the demand for the Debentures in different levels of interest rates, which shall result in the definition of: (i) the final rates for the remuneration of the Debentures of the 1 st and 2 nd series, which shall correspond to the following maximum percentages: (a) 103.30% of the accumulation of the average of the Brazilian Inter-bank rates ( Depósitos Interfinanceiros ) ("DI Rate") for the 1 st series Debentures and (b) 104.20% of the accumulation of the DI Rate for the 2 nd series Debentures; and (ii) of the number of Debentures to be allocated in each series of the Public Offer. The remuneration of the Debentures shall be semi-annually paid, on the 1 st day of May and November of each year, provided that the first payment shall be effected on November 1 st , 2005 and the last payment shall be effected on May 1 st , 2015.

Depending on the market conditions and on the demand of the investors for acquiring Debentures during the distribution of the Debentures, the Public Offer (i) may be increased by an additional allotment ( Lote Suplementar ) ("Supplementary Lot") equivalent to up to 15% of the total amount of the Public Offer, on the Issuance Date and (ii) may be increased, at the Company's criteria, in an additional amount corresponding to 20%, at the most, of the total amount of the Public Offer, on the Issuance Date ( Quantidade Adicional ) ("Additional Amount").

The Public Offer shall only be concluded upon the placement of the totality of the Debentures, provided, however, that the Debentures object of the Supplementary Lot and/or of the Additional Amount shall not be considered for the verification of the placement of the totality of the Debentures under the Public Offer.

The funds obtained by the Company through the Public Offer shall be used to refinance the debt of the Company related to the third issuance of promissory notes of the Company.

O registration request of the Public Offer is under analyses of the CVM.

São Paulo, April 26, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

Arcádio Luís Martínez García
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.